GROUP PLC

82-4997

02 JUL 22 AM 10:47

02042750

JRG/AM/2229
16 July 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
USA

SUPPL

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

Dear Ladies and Gentlemen

Canary Wharf Group plc – Submission Pursuant to Rule 12g3-2(b) under The Securities Exchange Act of 1934 ('Exchange Act')

We furnish herewith a supplement to our initial submission pursuant to Rule 12g3-2(b) of the Exchange Act, submitted to the Securities and Exchange Commission (the 'SEC') on August 11, 1999 consisting of announcements relating to directors dealings, major interests in shares and share buyback.

The information and documents furnished pursuant to Rule 12g3-2(b) of the Exchange Act shall not be deemed to be filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Any questions with regard to the enclosed submission may be addressed to the undersigned at 011-44-20-7418-2312.

Yours sincerely

dlw 7/22

J R Garwood
Group Company Secretary

02 JUL 21 AM 10:58

RNS Number:2991X
Canary Wharf Group PLC
14 June 2002

Canary Wharf Group plc

14 June 2002

Purchase of own shares

Canary Wharf Group plc announces that it has today purchased for cancellation 400,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 448.6536p per share.

Enquiries

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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RNS Number:3660X
Canary Wharf Group PLC
17 June 2002

Canary Wharf Group plc

Purchase of own shares

Canary Wharf Group plc announces that it has today purchased for cancellation 200,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 449.4175p per share.

Enquiries

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828.

END

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RNS Number:4286X
Canary Wharf Group PLC
18 June 2002

Canary Wharf Group plc

Purchase of own shares

Canary Wharf Group plc announces that it has today purchased for cancellation 475,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 449.0831p per share.

Enquiries

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828.

END

POSILFIDRLITLIF

RNS Number:4916X
Canary Wharf Group PLC
19 June 2002

Canary Wharf Group plc

Purchase of own shares

Canary Wharf Group plc announces that it has today purchased for cancellation 290,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 447.1699p per share.

Enquiries

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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RNS Number:5877X
Canary Wharf Group PLC
21 June 2002

Canary Wharf Group plc

Purchase of own shares

Canary Wharf Group plc announces that yesterday it purchased for cancellation 750,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 436.9232p per share.

Enquiries

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828.

END

POSILFIFRVILFIF

RNS Number:6215X
Canary Wharf Group PLC
21 June 2002

Canary Wharf Group plc

Purchase of own shares

Canary Wharf Group plc announces that it has today purchased for cancellation 1,600,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 430.4104p per share.

Enquiries

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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RNS Number:6820X
Canary Wharf Group PLC
24 June 2002

02 JUL 21 AM 10:58

Canary Wharf Group plc

Purchase of own shares

Canary Wharf Group plc announces that it has today purchased for cancellation 1,000,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 430.5p per share.

Enquiries

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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RNS Number:7413X
Canary Wharf Group PLC
25 June 2002

Canary Wharf Group plc

Purchase of own shares

Canary Wharf Group plc announces that it has today purchased for cancellation 300,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 435.2644p per share.

Enquiries

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828.

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS Number:8074X
Canary Wharf Group PLC
26 June 2002

02 JUL 21 [illegible]

Canary Wharf Group plc

Purchase of own shares

Canary Wharf Group plc announces that it has today purchased for cancellation 200,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 429.6423p per share.

Enquiries

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828.

END

POSILFERRRIRFIF

RNS Number:8765X
Canary Wharf Group PLC
27 June 2002

Canary Wharf Group plc

Purchase of own shares

Canary Wharf Group plc announces that it has today purchased for cancellation 355,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 431.5309p per share.

Enquiries

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828.

END

RNS Number:9547X
Canary Wharf Group PLC
28 June 2002

Canary Wharf Group plc

Purchase of own shares

Canary Wharf Group plc announces that it has today purchased for cancellation 50,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 434.0772p per share.

Enquiries

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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RNS Number:0203Y
Canary Wharf Group PLC
1 July 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
CANARY WHARF GROUP plc

2. Name of director(s)
(i) A. Peter Anderson and (ii) George Iacobescu

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non -beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non -beneficial interest

As beneficiaries under an Employee Trust established for the benefit of all employees participating in the
Canary Wharf All Employee Share Plan ("Canary Wharf AESOP")

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Capita IRG Trustees Limited re. Canary Wharf AESOP

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Acquisition by Capita IRG Trustees Limited on behalf of the Canary Wharf AESOP (see 3 above)

7. Number of shares / amount of stock acquired
87 shares each by the named directors

8. Percentage of issued class £
0.000014%

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class
N/A

11. Class of security
Ordinary shares of 1pence each

12. Price per share
£4.318

13. Date of transaction
28 June 2002

14. Date company informed
1 July 2002

15. Total holding following this notification
i. A. Peter Anderson 3,814
ii. George Iacobescu 4,216*

16. Total percentage holding of issued class following this notification
i. A. Peter Anderson : 0.00062%
ii. George Iacobescu: 0.00069% £

If a director has been granted options by the company please complete the following boxes. N/A

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information
£ Based on issued share capital of 608,349,676 shares of 1pence each.

* Included in the above figure is 527 ordinary shares of 1p each held by Mr Iacobescu's spouse

24. Name of contact and telephone number for queries
Jayne Deegan - 020 7537 5396

25. Name and signature of authorised company official responsible for making this notification
John Garwood

Company Secretary

Date of Notification
1 July 2002

END

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RNS Number:0312Y
Canary Wharf Group PLC
1 July 2002

Canary Wharf Group plc

Purchase of own shares

Canary Wharf Group plc announces that it has today purchased for cancellation 100,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 440.1681p per share.

Enquiries

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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RNS Number:0958Y
Canary Wharf Group PLC
2 July 2002

Canary Wharf Group plc

Purchase of own shares

Canary Wharf Group plc announces that it has today purchased for cancellation 220,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 438.4477p per share.

Enquiries

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828.

RNS Number:1575Y
Canary Wharf Group PLC
3 July 2002

Canary Wharf Group plc

Purchase of own shares

Canary Wharf Group plc announces that it has today purchased for cancellation 500,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 424.38p per share.

Enquiries

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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02 JUL 21 AM 10:5

RNS Number:2257Y
Canary Wharf Group PLC
4 July 2002

Canary Wharf Group plc

Purchase of own shares

Canary Wharf Group plc announces that it has today purchased for cancellation 750,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 431.0396p per share.

Enquiries

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828.

END

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Canary Wharf Group - Purchase of Own Securities

RNS Number:2257Y
Canary Wharf Group PLC
4 July 2002

Canary Wharf Group plc

Purchase of own shares

Canary Wharf Group plc announces that it has today purchased for cancellation 750,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 431.0396p per share.

Enquiries

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828.

END

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RNS Number:3407Y
Canary Wharf Group PLC
8 July 2002

Canary Wharf Group plc

Purchase of own shares

Canary Wharf Group plc announces that it has today purchased for cancellation 100,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 437.9561p per share.

Enquiries

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828.

END

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RNS Number:4012Y
Canary Wharf Group PLC
9 July 2002

Canary Wharf Group plc

Purchase of own shares

Canary Wharf Group plc announces that it has today purchased for cancellation 15,010,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 439.9826p per share.

Enquiries

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828.

RNS Number:4633Y
Canary Wharf Group PLC
10 July 2002

Canary Wharf Group plc

Purchase of own shares

Canary Wharf Group plc announces that it has today purchased for cancellation 5,227,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 440p per share.

Enquiries

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828.

END

RNS Number:4756Y
Canary Wharf Group PLC
11 July 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
CANARY WHARF GROUP plc

2. Name of director(s)
George Iacobescu

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non -beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non -beneficial interest
As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
As above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
As above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Exercise of executive share options granted on 3 March 1998 at an exercise price of 79.5p and the
immediate sale of such shares

7. Number of shares / amount of stock acquired
300,000 ordinary shares of 1p

8. Percentage of issued class £
0.0506%

9. Number of shares/amount of stock disposed
300,000

10. Percentage of issued class
0.0506%

11. Class of security
Ordinary shares of 1 pence each

12. Price per share
£4.40

13. Date of transaction
10 July 2002

14. Date company informed
10 July 2002

15. Total holding following this notification
4,216*

16. Total percentage holding of issued class following this notification
0.00071% £*

If a director has been granted options by the company please complete the following boxes. N/A

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information
£ Based on issued share capital of 591,969,676 shares of 1pence each

* Included in the above figure is 527 ordinary shares of 1p each held by Mr Iacobescu's spouse

24. Name of contact and telephone number for queries
Jayne Deegan - 020 7537 5396

25. Name and signature of authorised company official responsible for making this notification
John Garwood

Company Secretary

Date of Notification
11 July 2002

This information is provided by RNS
The company news service from the London Stock Exchange

END

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RNS Number:5117Y
Canary Wharf Group PLC
11 July 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

CANARY WHARF GROUP PLC

2. Name of shareholder having a major interest

THE GOLDMAN SACHS GROUP INC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non -beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non Beneficial

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Name	Holding	Comments
Goldman Sachs Securities Nominees Ltd and subsidiaries of GS Inc	12,523,474	Held as discretionary managers
Goldman Sachs Securities Nominees	78,003,210	Held as custodian
Goldman Sachs International	2,165,875	Acting as Exempt Principal Trader

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

1,142,111

8. Percentage of issued class

0.19%*

9. Class of security

ORDINARY SHARES OF 1 PENCE

10. Date of transaction

9 JULY 2002

11. Date company informed

11 JULY 2002

12. Total holding following this notification

91,550,448, held as follows:

Registered Name	Holding	Commen
Goldman Sachs Securities Nominees Ltd and subsidiaries of GS Inc	12,508,956	Held as discretionary manage
Goldman Sachs Securities Nominees	78,003,210	Held as custodi

Goldman Sachs International 1,656,102 Acting as Exempt Princip

Trader

13. Total percentage holding of issued class following this notification

15.473%*

14. Any additional information

* Based on issued share capital as at 9 July 2002 of 591,669,676 ordinary shares of 1p

15. Name of contact and telephone number for queries

Jayne Deegan

Telephone: 020 7537 5396

16. Name and signature of authorised company official responsible for making this notification

John Garwood

Company Secretary

Date of notification

11 July 2002

END

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RNS Number:5566Y
Canary Wharf Group PLC
12 July 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
CANARY WHARF GROUP PLC

2. Name of shareholder having a major interest
FRANKLIN RESOURCES INC and its affiliates FRANKLIN MUTUAL ADVISERS LLC and TEMPLETON WORLDWIDE INC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non -beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Non Beneficial

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Name

Chase Manhattan Bank

HSBC

Bank of New York Nominees

5. Number of shares / amount of stock acquired
N/A

6. Percentage of issued class
N/A

7. Number of shares / amount of stock disposed
4,121,300

8. Percentage of issued class
0.70%*

9. Class of security
ORDINARY SHARES OF 1 PENCE

10. Date of transaction
10 JULY 2002

11. Date company informed
11 JULY 2002

12. Total holding following this notification
40,492,518, held as follows:

Registered Name	Holding
Chase Manhattan Bank	131,400
HSBC	797,000
Bank of New York Nominees	39,564,118

13. Total percentage holding of issued class following this notification
6.90%

14. Any additional information
* Based on issued share capital as at 11 July 2002 of 586,742,676 ordinary shares of 1p

15. Name of contact and telephone number for queries
Jayne Deegan

Telephone: 020 7537 5396

16. Name and signature of authorised company official responsible for making

this notification
John Garwood

Company Secretary

Date of notification
12 July 2002

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

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RNS Number:6244Y
Canary Wharf Group PLC
15 July 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

CANARY WHARF GROUP PLC

2. Name of shareholder having a major interest

ROCKHAMPTON OVERSEAS LIMITED (an entity related to the GLICK FAMILY)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non -beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As (2) above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Holding	Comments
Goldman Sachs Securities Nominees	41,087,775	Held by (2) above

See note (*) below

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

3,000,000

8. Percentage of issued class

0.511%**

9. Class of security

ORDINARY SHARES OF 1 PENCE

10. Date of transaction

9 JULY 2002

11. Date company informed

12 JULY 2002

12. Total holding following this notification

Registered Holder	Holding	Comments

Goldman Sachs Securities Nominees | 38,087,775 | Held by (2) above

See note (*) below.

13. Total percentage holding of issued class following this notification

6.49%**

14. Any additional information

* The Glick Family in also related to GF Investments which through the above the above Registered Holder and NY Nominees holds 45,879,693 ordinary shares in the company resulting in an aggregated interest equal to: 14.31%.

** Based on issued share capital as at 11 July 2002 of 586,751,725 ordinary shares of 1p

15. Name of contact and telephone number for queries

Jayne Deegan

Telephone: 020 7537 5396

16. Name and signature of authorised company official responsible for making this notification

John Garwood
Company Secretary

Date of notification

15 July 2002

END

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